UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Tuniu Corporation

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

89977P106(1)

(CUSIP Number)

Mr. Huiping Zhou

BHR (Shanghai) Investment Fund IV, L.P.

Unit 3101, 31/F, Tower 2

China Central Place 79 Jianguo Road

Chaoyang District, Beijing 100025, China

(8610) 5969-5858

Mr. Jie Zhu

BHR (Shanghai) Investment Fund IV, L.P.

20F, Tower A, Hainan Airlines Plaza,

B-2, East 3rd Ring North Road,

Chaoyang District, Beijing, 100027 China

(8610) 6019-5322

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With a copy to:

Craig A. Roeder

Baker & McKenzie LLP

300 East Randolph Street

Chicago, Illinois 60601

(312) 861-8000

February 19, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

(1) There is no CUSIP number for the Issuer’s Class A Ordinary Shares. The indicated CUSIP number applies to the Issuer’s American Depositary Shares, each representing three Class A Ordinary Shares.

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to the Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), of Tuniu Corporation, a company organized under the laws of the Cayman Islands (the “Issuer”), and amends the Statement on Schedule 13D filed by BHR (Shanghai) Investment Fund IV, L.P., a limited partnership organized under the laws of the People’s Republic of China (“BHR Fund”), and BHR Winwood Investment Management Limited, a company organized under the laws of Hong Kong (“BHR Winwood” and together with BHR Fund, the “Reporting Persons” and each, a “Reporting Person”), on February 1, 2016 (the “Initial Statement,” and together with this Amendment No. 1, the “Statement”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Initial Statement. Capitalized terms used but not defined in this Amendment No. 1 have the respective meanings set forth in the Initial Statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Amendment No. 1 amends and restates the first paragraph of Item 6 of the Initial Statement as follows:

“On November 20, 2015, HNA and the Issuer entered into the Subscription Agreement. The Subscription Agreement was subsequently amended as of December 31, 2015. HNA and the Issuer also entered into an Investor Rights Agreement dated November 20, 2015, which was subsequently amended as of December 31, 2015 and February 19, 2016 (as so amended, the “Investor Rights Agreement”). On January 20, 2016, HNA assigned its rights pursuant to the Subscription Agreement and the Investor Rights Agreement to BHR Winwood.”

This Amendment No. 1 amends and restates the second paragraph under the heading “Investor Rights Agreement” in Item 6 of the Initial Statement as follows:

“Director Nomination Rights

The Investor Rights Agreement, as amended by Amendment No. 2 to Investor Rights Agreement, dated as of February 19, 2016, provides that for as long as the Reporting Persons, together with their affiliates, beneficially own a number of Class A Ordinary Shares equal to 70% or more of the aggregate number of Shares, the Reporting Persons will be entitled to nominate two individuals to serve on the Board of Directors of the Issuer. The requirement for one of the nominated directors to qualify as an “independent director” under applicable Nasdaq listing rules, included in the original Investor Rights Agreement, was removed pursuant to Amendment No. 2 to Investor Rights Agreement. The director candidates nominated by the Reporting Persons are subject to the approval of the Board of Directors of the Issuer, which approval may not be unreasonably withheld. The Issuer is required pursuant to the Investor Rights Agreement to take certain corporate actions in order to cause the prompt appointment or election of approved director candidates nominated by the Reporting Persons.”

Item 7.	Material to Be Filed as Exhibits.

The following documents are filed as exhibits to this Statement:

Exhibit	Description

Exhibit A	Amendment No. 2 to Investor Rights Agreement dated as of February 19, 2016 between Tuniu Corporation and BHR Winwood Investment Management Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2016

BHR (SHANGHAI) INVESTMENT FUND IV, L.P.

By:	BEIJING JINGLVSHENGHONG INVESTMENT MANAGEMENT CO., LTD.

Its:	GENERAL PARTNER

By:	/s/ Jie Zhu
Name:	Jie Zhu
Title:	Legal Representative

By:	BHR RUILA (SHANGHAI) INVESTMENT MANAGEMENT CO., LTD.

Its:	GENERAL PARTNER

By:	/s/ Chengang Zhu
Name:	Chengang Zhu
Title:	Executive Director

BHR WINWOOD INVESTMENT MANAGEMENT LIMITED

By:	/s/ Jie Zhu
Name:	Jie Zhu
Title:	Director

Exhibit A

Execution Version

AMENDMENT NO. 2 TO INVESTOR RIGHTS AGREEMENT

This AMENDMENT NO. 2 (this “Amendment”), dated as of February 19, 2016, is made by and between Tuniu Corporation, a company incorporated under the laws of the Cayman Islands (the “Company”), and BHR Winwood Investment Management Limited, a company incorporated under the laws of Hong Kong (“BHR”).

RECITALS

A.	The Company and HNA Tourism Holding (Group) Co., Ltd. (“HNA”) entered into a Subscription Agreement (the “Subscription Agreement”) and an Investor Rights Agreement (“IRA”) each dated as of November 20, 2015, and each amended on December 31, 2015, pursuant to which the Company agreed to issue and sell to HNA, and HNA agreed to purchase from the Company, certain Class A ordinary shares in a private placement and HNA was provided certain rights as an investor in connection with the purchase of such shares;

B.	Pursuant to an Assignment and Assumption Agreement and Joinder entered into between HNA and BHR on January 20, 2016 (the “Assignment Agreement”), HNA assigned to BHR and BHR accepted the assignment of, all of the rights, remedies, duties, obligations, terms, provisions and covenants of HNA under the Subscription Agreement and the IRA.

C.	Due to changes in circumstances, the Company and BHR desire to further amend the IRA on the terms and conditions set out in this Amendment.

NOW, THEREFORE, each of the Company and BHR hereby agrees as follows:

1.	Amendment to Section 1.01(b) of the IRA. Section 1.01(b) of the IRA is hereby amended and restated to read in its entirety as follows:

“(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
“Agreement”	Preamble
“Company”	Preamble
“Effective Date”	Preamble
“e-mail”	5.02
“HKIAC”	5.09
“HNA”	Preamble
“HNA Director”	2.01(a)
“Investor”	Preamble
“PDF”	5.05
“Rules”	5.09
“Subscription Agreement”	Preamble”

2.	Amendment to Section 2.01 of the IRA. Section 2.01 of the IRA is hereby amended and restated to read in its entirety as follows:

Execution Version

“(a) For as long as HNA, together with its Affiliates, beneficially owns a number of Company Securities that equals to 70% or more of the aggregate number of Company Securities it purchased under the Subscription Agreement, HNA shall be entitled to designate two (2) directors to the Board of the Company (each of such directors, or such other individuals who may be designated by HNA from time to time, a “HNA Director”), and the Company shall arrange for the appointment or election of such HNA Directors to the Board as soon as practicable after the Closing but in no event later than February 29, 2016, including convening a meeting of the Board or obtaining unanimous signed Board resolutions pursuant to the Memorandum and Articles and appointing such HNA Directors to the Board, and in the case of an election, (i) nominating such individuals to be elected as directors as provided herein, (ii) recommending to the Shareholders the election of such HNA Directors to the Board in any meeting of Shareholders to elect directors, including soliciting proxies in favor of the election of the HNA Directors, (iii) including such nomination and recommendation regarding such individual in the Company’s notice for any meeting of Shareholders to elect directors, and (iv) if necessary, expanding the size of the Board in order to appoint the HNA Directors; provided, however, that the HNA Directors candidates shall be subject to the approval of the Board, which approval shall not be unreasonably withheld.

(b) Subject to the shareholding threshold referred to in Section 2.01(a) above, in the event of the death, disability, retirement or resignation of any HNA Director (or any other vacancy created by removal thereof by or at the direction of HNA), HNA shall have the exclusive right to designate a replacement to fill such vacancy and serve on the Board, and the Company shall promptly arrange for the appointment or election of such individual to its Board (who shall, following such appointment or election, be a HNA Director for purposes of this Agreement); provided, however, that the HNA Director candidate thus designated shall be subject to the approval of the Board, which approval shall not be unreasonably withheld.

(c) At any meeting of the Board or any annual general or other meeting of the Shareholders that may be held from time to time at which a HNA Director is up for re-appointment or re-election to the Board, the Company shall re-appoint such HNA Director to serve on the Board and shall use best efforts to ensure that such HNA Director is re-elected by the Shareholders to serve on the Board pursuant to the terms of the Memorandum and Articles and any Applicable Law. The Company agrees that it shall not take any action, in favor of the removal of any HNA Director unless such removal shall be for Cause. Removal for “Cause” shall mean removal of a director because of such director’s (i) willful misconduct that is materially injurious, monetarily or otherwise, to the Company or any of its Subsidiaries, (ii) conviction for, or guilty plea to, a felony or a crime involving moral turpitude, or (iii) abuse of illegal drugs or other controlled substances or habitual intoxication.”

3.	Deletion of Section 2.02 of the IRA. Section 2.02(a) of the IRA shall be deleted in its entirety.

4.	Amendment to Section 2.03 of the IRA. Section 2.03 of the IRA is hereby amended and restated to read in its entirety as follows:

Execution Version

“Each of the HNA Directors shall be entitled to the same rights, capacities, entitlements, compensation, if any, indemnification and insurance in connection with his or her role as a director as other members of the Board, and shall be entitled to reimbursement for all documented, out-of-pocket expenses properly incurred in connection with the performance of his or her services as a director of the Company, including without limitation out-of-pocket expenses incurred in attending meetings of the Board or any committees thereof, to the same extent as other members of the Board. The Company shall, upon the appointment of each of the HNA Directors, enter into an indemnification agreement in the same form as applicable to other members of the Board with such director. In addition, each of the HNA Directors shall be entitled to coverage under the Company’s directors’ and officers’ liability insurance effective upon his or her appointment to the Board, with the same coverage as, and containing terms and conditions no less favorable than, those available to the other members of the Board. Each of the HNA Directors shall also execute and deliver, if requested by the Company, a director agreement and any other standard agreements required to be signed by directors of the Company, in each case, substantially in the same form as applicable to other members of the Board.”

5.	Amendment to Section 2.04 of the IRA. Section 2.04 of the IRA is hereby amended and restated to read in its entirety as follows:

“For so long as HNA has the right to designate the HNA Directors and except as otherwise required by Applicable Law, the Company shall not amend its Memorandum and Articles in any manner, enter into or amend any agreement, or take any similar action that would adversely affect HNA’s rights under this Article 2 or the Company’s ability to comply with its obligations under this Article 2.”

6.	No Effect on Assignment. For the avoidance of doubt, the amendments set out in Sections 1 through 5 above shall not affect the assignment by HNA to BHR of, and the joinder by BHR in the place of HNA to assume, all of the rights, remedies, duties, obligations, terms, provisions and covenants of HNA under the IRA pursuant to the Assignment Agreement.

7.	Miscellaneous.

(i) By executing this Amendment, each of the Company and BHR agrees that this Amendment fully satisfies the requirements for amending the provisions of the IRA as set forth under Section 5.07 of the IRA.

(ii) Except as expressly amended and/or superseded by this Amendment, the IRA remains and shall remain in full force and effect. This Amendment shall not constitute an amendment or waiver of any provision of the IRA, except as expressly set forth herein. Upon the execution and delivery hereof, the IRA shall thereupon be deemed to be amended and supplemented as hereinabove set forth as fully and with the same effect as if the amendments and supplements made hereby were originally set forth in the IRA. This Amendment and the IRA shall each henceforth be read, taken and construed as one and the same instrument, but such amendments and supplements shall not operate so as to render invalid or improper any action heretofore taken under the IRA. If and to the extent there are any inconsistencies between the IRA and this Amendment with respect to the matters set forth herein, the

Execution Version

terms of this Amendment shall control. This Amendment taken together with the IRA, the amendment to the IRA dated December 31, 2015, and the Assignment Agreement, embody the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersede any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

(iii) THIS AMENDMENT, INCLUDING THE FORMATION, BREACH, TERMINATION, VALIDITY, INTERPRETATION AND ENFORCEMENT THEREOF, AND ALL TRANSACTIONS CONTEMPLATED BY THIS AMENDMENT, THE RIGHTS AND OBLIGATIONS OF THE PARTIES HERETO, AND ALL CLAIMS OR DISPUTES RELATING HERETO, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAW RULES OF SUCH STATE.

5.	Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first set forth above.

TUNIU CORPORATION

By:	/s/ Dunde Yu
Name: Dunde Yu
Title: Director & CEO

[Signature page to Amendment No. 2 to Investor Rights Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first set forth above.

BHR Winwood Investment Management Limited

By:	/s/ Jie Zhu
Name: Jie Zhu
Title: Director

[Signature page to Amendment No. 2 to Investor Rights Agreement]